UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          NEUROCRINE BIOSCIENCES, INC.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                    64125C109
                                 (CUSIP Number)


                            Wayne P. Merkelson, Esq.
                              Novartis Corporation
                                564 Morris Avenue
                              Summit, NJ 07901-1398
                            Telephone: (908) 522-6777
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                December 10, 1999
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 64125C109
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     1)        Names of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Novartis AG
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     2)        Check the Appropriate Box if a Member of a Group
                                              (a) [ ]
                                              (b) [ ]
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     3)        SEC Use Only
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     4)        Source of Funds (See Instructions)                  OO
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     5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)   [ ]
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     6)        Citizenship or Place of Organization                Switzerland
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                    (7)  Sole Voting Power                         0
Number of Shares    ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                       0
Owned by Each       ------------------------------------------------------------
Reporting Person    (9)  Sole Dispositive Power                    0
With                ------------------------------------------------------------
                    (10) Shared Dispositive Power                  0
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     11)       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   0
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     12)       Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions)     [ ]
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     13)       Percent of Class Represented by Amount in Row (11)  0%
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     14)       Type of Reporting Person (See Instructions)         CO
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                                     Page 2

CUSIP No. 64125C109
--------------------------------------------------------------------------------
     1)        Names of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Novartis Pharmaceuticals Corporation
--------------------------------------------------------------------------------
     2)        Check the Appropriate Box if a Member of a Group
                                              (a) [ ]
                                              (b) [ ]
--------------------------------------------------------------------------------
     3)        SEC Use Only
--------------------------------------------------------------------------------
     4)        Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
     5)        Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
     6)        Citizenship or Place of Organization                Delaware
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                    (7)  Sole Voting Power                         0
Number of Shares    ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                       0
Owned by Each       ------------------------------------------------------------
Reporting Person    (9)  Sole Dispositive Power                    0
With                ------------------------------------------------------------
                    (10) Shared Dispositive Power                  0
--------------------------------------------------------------------------------
     11)       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   0
--------------------------------------------------------------------------------
     12)       Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
     13)       Percent of Class Represented by Amount in Row (11)  0%
--------------------------------------------------------------------------------
     14)       Type of Reporting Person (See Instructions)         CO
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                                     Page 3

CUSIP NO. 64125C109                                                 SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 10, 1996 by Ciba-Geigy Limited and subsequently amended on January 23, 1998. This Amendment No. 2 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Neurocrine Biosciences, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 10555 Science Center Drive, San Diego, California 92121. The following amendments to Items 4 and 5 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

         In a series of transactions culminating on December 10, 1999, Novartis AG and Novartis Pharamaceuticals Corporation have sold all their interests in the Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Novartis owns, beneficially or otherwise, no shares of Common Stock, and Novartis Pharmaceuticals Corporation owns, beneficially or otherwise, no shares of Common Stock.

         (b) Not applicable.

         (c) Novartis AG sold all of its shares of Common Stock in the following transactions: 49,000 shares sold at a price of $16.523 per share on December 6, 1999; and 1,121,353 shares sold at a price of $14 per share on December 10, 1999.

         Novartis Pharmaceuticals Corporation sold all of its shares of Common Stock in the following transactions: 25,000 shares sold at a price of $4.9375 per share on October 20, 1998; 10,000 shares sold at a price of $5 per share on October 21, 1998; and 307,559 shares sold at a price of $15.1489 per share on December 2, 1999.

         All of these transactions were effected through sales on the open market.

         (d) Not applicable.

         (e) On December 10, 1999, Novartis AG ceased to be the beneficial owner of more than five percent of the Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1999                        NOVARTIS AG

                                          By    /s/ J. Vierkotter
                                            ------------------------------------
                                            Name:   J. Vierkotter
                                            Title:  Signatory

                                          By    /s/ F. Eichhorn
                                            ------------------------------------
                                            Name:   F. Eichhorn
                                            Title:  Signatory

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1999                        NOVARTIS PHARMACEUTICALS
                                                CORPORATION

                                          By    /s/ Wayne P. Merkelson
                                            ------------------------------------
                                            Name:   Wayne P. Merkelson
                                            Title:  Vice President & Assistant
                                                    Secretary